UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Telemundo Group, Inc.
                              ---------------------
                                (Name of Issuer)


                     Series A Common Stock, $ .01 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                    87943M306
                                    ---------
                                 (CUSIP Number)

        Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
          31 West 52nd Street, New York, New York 10019 (212) 708-0600
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 1995
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------         ---------------------------------------------
 CUSIP No. 87943M306                    Page     2     of     5    Pages

------------------- ---------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Odyssey Partners, L.P. (E.I. No. 13-5614745)
------------------- ---------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)



                                                                           (b)


------------------- ---------------------------------------------------------
        3           SEC USE ONLY

------------------- ---------------------------------------------------------
        4           SOURCE OF FUNDS
                    WC

------------------- ---------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)

------------------- ---------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
------------------- ---------------- ----------------------------------------
     NUMBER OF             7         SOLE VOTING POWER
      SHARES                         396,611 (see Item 5)
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                    ---------------- ----------------------------------------
                           8         SHARED VOTING POWER
                                     0


                    ---------------- -----------------------------------------
                           9         SOLE DISPOSITIVE POWER
                                     396,611 (see Item 5)

                    ---------------- -----------------------------------------
                          10         SHARED DISPOSITIVE POWER
                                     0


------------------- ----------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON
                    396,611 (see Item 5)

------------------- ----------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES

------------------- ----------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.8% (see Item 5)
------------------- ----------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                    PN
------------------- ----------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on July 11, 1995 with respect to the Series A Common Stock, $.01 par value (the "Series A Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The common stock, par value $.01 per share, of the Company (the "Common Stock") consists of two series: (i) the Series A Shares and (ii) the Series B Common Stock, $.01 par value (the "Series B Shares").

Item 2.  Identity and Background.

     The person filing this Amendment No. 1 is Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey"). Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey's principal executive office is 31 West 52nd Street, New York, New York 10019.

     Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Jack Nash, Joshua Nash, Berger and Wruble (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash.

     During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     As reported in Item 5 below, since the filing of the Schedule 13D, Odyssey has acquired beneficial ownership of an additional 113,000 shares of Common Stock in open market purchases for an aggregate purchase price of $1,872,750, which funds were derived from Odyssey's working capital.

     No part of the purchase price for the Common Stock beneficially owned by Odyssey is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting Common Stock. All or part of the shares of Common Stock beneficially owned by Odyssey may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Odyssey. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.  Interest in Securities of the Issuer.

    (a) Odyssey beneficially owns an aggregate of 396,611 shares of Common Stock (approximately 4.0% of the outstanding shares of Common Stock), comprised of (i) 122,940 Series A Shares (approximately 2.2% of the outstanding Series A Shares) and (ii) 273,641 Series B Shares (approximately 6.1% of the outstanding Series B Shares).*

     Each Series B Share is convertible at the option of the holder thereof into one Series A Share.** In the event that Odyssey were to convert all Series B Shares beneficially owned by it into Series A Shares, Odyssey would beneficially own an aggregate of 396,611 Series A Shares, or 6.8% of the outstanding Series A Shares.

     To  the  best  of  Odyssey's  knowledge,   none  of  the  General  Partners
beneficially owns any Common Stock, other than in its capacity as a general partner of Odyssey.



--------
* A total of 10,000,000 shares of Common Stock (comprised of 5,523,504 Series A Shares and 4,476,496 Series B Shares were outstanding as of June 30, 1995, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

** In addition, pursuant to the provisions of the Restated Certificate of Incorporation of the Company (the "Certificate"), the Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 20, 1999 or such time as there are fewer than 2,000,000 shares of Series B Shares issued and outstanding. The Certificate is included as Exhibit 2 to the Schedule 13D.

     (c) During the 60 days preceding the filing of this Amendment No. 1, Odyssey effected sale and purchase transactions of Series A Shares on the NASDAQ National Market System, as set forth below:

Date of                Nature of        Number          Price Per
Transaction            Transaction     of Shares          Share         Total
-----------            -----------     ---------        ----------      -----
August 18, 1995        Purchase           40,000        $16.25          $650,000

August 25, 1995        Sale               10,000         16.50           165,000

September 29, 1995     Purchase           73,000         16.75         1,272,750



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The shares of Common Stock reported herein do not include 13,200 Series A Shares beneficially owned by Nader Tavakoli, an employee of Odyssey. Odyssey disclaims beneficial ownership of such shares. Except with respect to the shares of Common Stock beneficially owned by Mr. Tavakoli, neither Odyssey nor, to the best of Odyssey's knowledge, any General Partner, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

                                                SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 1995

                                                     ODYSSEY PARTNERS, L.P.



                                                     By:      /s/ Jack Nash
                                                        ------------------
                                                            Jack Nash
                                                          General Partner
                                  Page 5 of 5